

Control Number : 16087758

STATE OF GEORGIA

Secretary of State

Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF INCORPORATION

I, Brian P. Kemp, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

New Media, Inc.

a **Domestic Profit Corporation**

has been duly incorporated under the laws of the State of Georgia on **09/12/2016** by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta
and the State of Georgia on 09/19/2016

Brian P. Kemp
Secretary of State

ARTICLES OF INCORPORATION

Electronically Filed
Secretary of State
Filing Date: 9/12/2016 3:30:59 PM

BUSINESS INFORMATION

CONTROL NUMBER	16087758
BUSINESS NAME	New Media, Inc.
BUSINESS TYPE	Domestic Profit Corporation
EFFECTIVE DATE	09/12/2016
SHARES	100000000

PRINCIPAL OFFICE ADDRESS

ADDRESS	7590 Settles Walk Lane, Suwanee, GA, 30024, USA

REGISTERED AGENT'S NAME AND ADDRESS

NAME	**ADDRESS**
Shenghua Hong	7590 Settles Walk Lane, Gwinnett, Suwanee, GA, 30024, USA

INCORPORATOR(S)

NAME	**TITLE**	**ADDRESS**
Shenghua Hong	INCORPORATOR	7590 Settles Walk Lane, Suwanee, GA, 30024, USA

OPTIONAL PROVISIONS

N/A

AUTHORIZER INFORMATION

AUTHORIZER SIGNATURE	Shenghua Hong
AUTHORIZER TITLE	Incorporator